News Release

Dynasty Gaming Intensifies Asian Market Penetration by

Licensing Mahjong Mania to Power Mahjongclub.com

Montreal, Canada…..28 February 2007…..Dynasty Gaming Inc. (TSXV: “DNY” and OTCBB: “DNYFF”) today announced that its Mahjong Mania gaming software is soon to be utilized to power a new consumer-facing Mahjong site (mahjongclub.com) that will specifically target players across Asia. Mahjongclub.com will be owned and managed by Adriaan Brink, acknowledged as a pioneer in online gaming and formerly president of Mahjong Systems Limited.

“I believe Mahjong is about to explode, becoming the new poker,” said Brink.“With the online gaming industry looking to gain access to Asia, Mahjong is increasingly looked upon as a necessary component of every company’s product offering. I see a time, in the very near future, when Mahjong is as commonplace at online casinos or poker rooms as blackjack is today.” As the largest online operator of the game, mahjongclub.com will position itself as the Party Poker of the Asian world.

Albert Barbusci, chief executive of Dynasty Gaming, stated, “The focus of Adriaan’s initiative is complementary to our strategy for developing the China online gaming market. As we have previously announced, Dynasty has entered into various marketing and distribution agreements with leading Chinese partners including Junnet, Sohu, Sun Media, Betex and Sino Strategic International. As well, we have expanded our product offering through a cross-licensing agreement with Las Vegas From Home.com Entertainment Inc. that provides us with a number of Asian poker-style games. By providing Adriaan with our Mahjong Mania software for his mahjongclub.com site, we are taking yet another step to realize the enormous potential of the China market.”

Mahjong is regarded as a national sport in China but it is also hugely popular across the globe. In traditional Mahjong, four players play a game similar to Rummy, but with tiles instead of cards. “The basic Mahjong tile set consists of 136 tiles in 10 suits, so it is somewhat more complex and more interesting than Rummy,” said Brink. “Players look beyond simply making a hand, concentrating on the value of the hand they create. With rich pickings for the player with a difficult hand to produce, the game has a depth and element of psychology that makes it much more similar to poker than rummy in terms of the playing environment. Add to that the huge pots that are played for over kitchen tables all across Asia and you have a game with enormous potential that has yet to be tapped on the Internet.”

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

Through its wholly owned subsidiaries, Dynasty Gaming is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) will enable Dynasty to provide its own Mahjong game, together with LVFH’s full suite of very popular Asian-style specialty games, including 13-card poker (Poker 13 Zhang), Big 2 and Super Big 2 (Chu Da Di / Da Lao Er) and Fight the Landlord (Dou Di Zhu), to all of its marketing channel partners in China. Commencement of multi-site online play of Mahjong in China is expected to begin by March 2007. Competition for seats at a World Cup of Mahjong event, scheduled for the second quarter of 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 91.6 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com.

For Additional Information Contact:

Albert Barbusci	Thomas Walsh	Adriaan Brink
Dynasty Gaming Inc.	Alliance Advisors, LLC	Mahjongclub.com
(514) 288-0900 Ext. 224	(646) 415-8321	+34 663033244